UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: April 2020 (Report No. 10)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Pricing of Public Offering

On April 22, 2020, Nano Dimension Ltd. (the “Company”) priced an underwritten public offering (the “Offering”) of 17,858,000 American Depositary Shares (“ADSs”) (or pre-funded ADS purchase warrants, each to purchase one ADS (the “Pre-Funded Warrants”) in lieu thereof), at a price per ADS to the public of $0.70 and $0.6999 per Pre-Funded Warrant. ThinkEquity, a division of Fordham Financial Management, Inc., is acting as the sole underwriter for the offering. The Offering is expected to close on April 24, 2020, subject to customary closing conditions. The Company has granted the underwriter a 45-day option to purchase up to 2,678,700 additional ADSs and/or Pre-Funded Warrants to cover over-allotments, if any, at the public offering price, less the underwriting discounts and commissions.

The Pre-Funded Warrants will be exercisable at any time after the date of issuance upon payment of the exercise price of $0.0001 per ADS.

The ADSs and Pre-Funded Warrants to be issued in the Offering will be issued pursuant to an effective registration statement on Form F-1 (No. 333-237222) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) (the “Registration Statement”).

The Company’s press release containing additional details of the Offering is filed as Exhibit 99.1 to this Report. A copy of the Underwriting Agreement is filed as Exhibit 1.1 to this Report. The foregoing summary of such document is subject to, and qualified in their entirety by reference to, such exhibit.

Forward Looking Statements

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements in this report when it discusses the expected timing of the closing of the Offering, the possible offering of additional American Depositary Shares and/or Pre-Funded Warrants, and the intended use of proceeds. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this report. The forward-looking statements contained or implied in this report are subject to other risks and uncertainties, including market conditions and the satisfaction of all conditions to, and the closing of, the Offering, as well as those discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the SEC on March 10, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Exhibits

Attached hereto and incorporated herein are the following exhibits:

Exhibit No.	Description
1.1	Underwriting Agreement dated April 22, 2020.

99.1	Press Release issued by Nano Dimension Ltd. on April 22, 2020, titled “Nano Dimension Prices $12.5 Million Public Offering.”

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of ADSs or warrants in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-217173, 333-233905 and 333-237668) and Form S-8 (File No. 333-214520) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: April 22, 2020	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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